Exhibit 99.1

INVESTOR PRESENTATION July 2024

2 Forward Looking Statements This Presentation includes “forward - looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 . Forward - looking statements may be identified by the use of words such as “estimate,” “plan,” “project”, “forecast”, “intend,” “expect”, “anticipate,” “believe,” “seek,” “may,” “will,” “continue,”, “should,” “would,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters . These forward - looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity and market share . These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of DigiAsia’s management and are not predictions of actual performance . These forward - looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability . Actual events and circumstances are difficult or impossible to predict and will differ from assumptions . Many actual events and circumstances are beyond the control of DigiAsia . These forward - looking statements are subject to a number of risks and uncertainties, including the possibility that the expected growth of DigiAsia’s business will not be realized, or will not be realized within the expected time period, due to, among other things : DigiAsia’s goals and strategies, future acquisitions or business development, financial condition and results of operations ; DigiAsia’s ability to attract and retain hosts and guests ; DigiAsia’s ability to accurately predict future revenues for the purpose of appropriately budgeting and adjusting DigiAsia’s expenses ; DigiAsia’s ability to grow and expand into new markets ; the effects of increased competition in DigiAsia’s markets and the ability to address those trends and developments ; DigiAsia’s ability to attract, train and retain key qualified personnel ; the impact of the COVID - 19 pandemic on DigiAsia’s business, results of operations and financial condition ; the impact of the COVID - 19 pandemic on the global economy ; and regulatory developments in foreign countries . Forward - looking statements are also subject to additional risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions ; risks relating to the uncertainty of the projected financial information with respect to DigiAsia ; risks related to the rollout of DigiAsia’s business and the timing of expected business milestones ; the effects of competition on DigiAsia’s business ; and those factors discussed in DigiAsia's Form 20 - F filed with the SEC on April 8 , 2024 under the heading "Risk Factors" and other documents of DigiAsia filed with the SEC . If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward - looking statements . There may be additional risks that DigiAsia presently doesn’t know and DigiAsia currently believe are immaterial that could also cause actual results to differ from those contained in the forward - looking statements . In addition, forward looking statements reflects DigiAsia’s expectations, plans or forecasts of future events and views as of the date of this Presentation . DigiAsia anticipates that subsequent events and developments will cause DigiAsia’ assessments to change . However, while DigiAsia may elect to update these forward - looking statements at some point in the future, DigiAsia specifically disclaims any obligation to do so . These forward - looking statements should not be relied upon as representing DigiAsia’s assessments as of any date subsequent to the date of this Presentation . Accordingly, undue reliance should not be placed upon the forward - looking statements . This Presentation contains projected financial information with respect to DigiAsia . Such projected financial information constitutes forward - looking information, is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results . The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actua lresults to differ materially from those contained in the projected financial information . See the “Forward - Looking Statements” paragraph above . Actual results may differ materially from the results contemplated by the projected financial information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such information (DigiAsia did not express) will be achieved . DigiAsia’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, have not expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation . Certain of the measures included in the Initial Projections are non - GAAP financial measures, namely EBITDA . Non - GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with U . S . GAAP, and non - GAAP financial measures as used by DigiAsia may not be comparable to similarly titled amounts used by other companies . These non - GAAP measures are uncertain and depend on various factors that cannot be reliably predicted and so reconciliations for projections of non - GAAP financial measures have not been provided .

DigiAsia Overview

Indonesia's Leading FaaS Ecosystem Provider for Enterprises

SEA's largest and thriving digital economy, profitable platform provider for enterprises in Indonesia

Building the most comprehensive Fintech-as-a-Service ("FaaS") ecosystem for emerging markets

B2B2x business model is the blueprint to continue high growth and profitability for geographic expansion within SEA

Providing a complete set of fintech solutions, available in one powerful API platform (including critical fintech and banking licenses, a vast merchant network acting as digital acceptance points)

Addressing the digital financial inclusion of underbanked businesses and consumers results in enterprise business growth

Embedded fintech architecture streamlines enterprise business commerce processes across the value chain of distributors and customers

Advanced AI Fintech B2B solutions in partnership with Nvidia strategically positioned to fuel business growth and adoption



INVESTOR PRESENTATION July 2024 | Notes: Business value chain growth is facilitated by digital financial inclusion.

3

Unique Assets Fueling Sustainable High Growth

Right B2B2x model provides a complete Fintech solution to enterprises in emerging markets

Distinctive Value Proposition

- Fintech B2B solutions for the enterprise, merchants and consumers.
- Unlock domestic commercial growth by addressing the large portion of underbanked businesses and consumers
- Solutions accelerate and streamline digital commerce across the value chain

Right Model, Place And Time

- B2B2x model, providing white-label solutions to be embedded into clients' processes via APIs
- Avoid high consumer acquisition costs, win and ringfence enterprise clients and create high barriers to switch
- FaaS leader in Indonesia, SEA's largest market with a TAM north of $460 bn
- SEA poised to become world's largest Fintech market by 2030

Unique FaaS Ecosystem

- Full suite of B2B solutions from Digital Wallet, Fintech to Banking and Banking Licenses
- Critical and innovative closed and open loop wallets, QR payments, remittances, merchant operated branch banking functionality, card issuance and smart lending
- Full Set of fintech and banking licenses to operate solutions on behalf of clients
- Activation of merchants across Indonesia into a cashless society and drive digital acceptance points

Marquee Clients & Partners

- Recent Strategic Nvidia partnership to develop advanced AI powered B2B Fintech solutions
- Today, 200 of Indonesia's leading enterprises and municipalities as clients
- Starbucks, Nestle, Garuda, KAI
- Strategic partnerships with key financial institutions including Mastercard as an investor and future product partner, Citibank for future remittance and DBS in B2B lending

Built For High Growth

- Disciplined expansion of B2B2x model
- Continue domestic growth with more clients, more solutions, increased merchant network
- Expand into SEA and business adjacent markets through partnerships and M&A
- Growth boost through advanced AI Fintech datacenter solutions leveraging Nvidia GPUs and AI models

Proven Financial Track Record

- **High growth** infrastructure
- **High margin** products

2023E FINANCIALS

$74.6M	50%	$1.0
Revenue	Gross Margin	EBITDA Positive

- Path to operational profitability in 2024
- Led by seasoned, motivated, and deep rooted regional management team

INVESTOR PRESENTATION July 2024

4

DIGIASIA BIOS
Distinctive Value Proposition

SEA: Attractive Market For Financial Inclusion Players

ASEAN, with an average financial exclusion level of **27.9%**, remains under-penetrated and presents a significant financial inclusion opportunity


52%
65%
68%
10%
2%
49%
Myanmar
Naypyidaw
Laos
Hanoi
Vientiane
Thailand
Vietnam
Bangkok
Cambodia
Phnom Penh
Mania
Philippines
60%
5%
40%
22%
Brunei
Bandar Seri Begawan
Malaysia
Kuala Lumpur
Singapore
Indonesia
Jakartar
Dili
East Timor
No of Unbanked Adults in millions
MSME loans as %of GDP
Retail loans as %of GDP
2%
19%
13%
26%
28%
48%
7%
10%

Largest number of unbanked population
Across ASEAN nations

MSME and retail loan penetration growth potential of at least **3x by 2030**

SEA positioned to be the largest fintech market in the world by 2030

Market opportunity and future growth supported by increased merchant and consumer financial accessibility through fintech

Sources: ASEAN Sustainability and Financials – November 29th, 2022, Morgan Stanley Research, Global Findex database 2021, World Bank Group, Statista, theconversation.com, FIS_The Gobal Payment Report.

INVESTOR PRESENTATION July 2024 | Notes: ASEAN means Association of Southeast Asian Nations

5

Distinctive Value Proposition

Indonesia: The Ideal Market & Motor for SEA

World's **4th most** populated country of **280 million** people with a GDP of **$1.3tn**, and home to **17,500 islands**[1]

16th
Largest Economy in the world

~$4,798
GDP per capita

5.0%
Projected Real GDP growth 2023

84%
Population under 54

Economic growth for Southeast Asia will be 4.7% in 2023

MSME[2] Sector in Indonesia

Responsible for 60% of GDP and employs 97% of the workforce

The Perfect Recipe for Financial Inclusion Opportunity

60 mm
Micro and Ultra Micro businesses

3.5 mm
Warungs - Corner Shops, Indonesia's retail backbone

Driving government financial inclusion of 90% by 2024 via them

Digital Economy of Indonesia

$130 bn
Indonesia's digital economy by 2025[3]

2x
Digital economy growth compared to GDP

204 million
Internet users

Limited access to financial services

Driven By

Supportive government policies

Source: World Bank, IMF, e-conomy_sea_2022 report, Statista, IMF, Flourish - Digitizing the corner shop, EY Indonesia, https://www.aseanbriefing.com/news/asean-economic-outlook-2023/and PT Bank Raya Indonesia Financial Update Presentation.

INVESTOR PRESENTATION July 2024 | Notes: 1. It encompasses 17,508 islands, only 6,000 of which are inhabited. 2. Means Micro Small and Medium Enterprises. 3. Excluding

6

DIGIASIA BIOS

Distinctive Value Proposition

$460 + bn[1]

Large TAM + Low penetration market

0.7%

Penetration[2] today by **DigiAsia**

Opportunity in the booming financial sector

Total Addressable Market

TAM for Individual Industry Vertical

$266 bn	$175 bn	$14 bn	$6.7 bn
Payments GTV	Funding Need for MSMEs	Remittance[3]	Pre-Paid Cards

Notes: E-conomy_sea_2022 report, World Bank, and Research and Markets. GTV means Gross Transaction Values, and MSME means Micro Small and Medium Enterprises.

1. Total TAM represents the aggregation of the TAM for individual industry verticals.
2. % calculated as annualized run rate based on H1 2023 numbers divided by total TAM.
3. $10.0 bn for inbound remittances and approximately $4.6 bn for outbound remittances.

INVESTOR PRESENTATION July 2024

7

Opportunity: Current Value Chain Disconnect in Indonesia & SEA

Unique Challenges Require Digi Asia's Customized Solutions

Enterprise

- Banks, FMCG, Municipalities, etc.
- Restricted sales volume due to predominant cash payments
- Limited visibility of supply chain
- High out of stocks
- Limited, direct consumer engagement
- Limited physical brand footprint due to geography

Key needs

- Cashless payment solution unlocks sales opportunity
- Provide consumer finance
- Offer consumer loyalty programs
- Expand distribution footprint beyond main cities
- Just-in-time merchant inventory replenishment

Merchant

- 60mio SMEs accounting for 61% of business
- Small, independently owned shops with deep reach across geographies and communities
- Supplier of consumer staples (essentials)
- High cash transaction volume
- Late supply ordering, high out of stocks inventory control
- Low income searching for business growth

Embedded Solution

- More sales methods, Cashless payment options
- Greater loan access, increasing working capital and financing for controlled and timely product orders
- New partner interest in offering digital services
- Digital solution – glue

Consumer

- 275mio consumers
- Limited access to financial services: 30% without a bank account, 94% without a credit card
- Limited to cash purchases and tangible paycheck funds
- High costs for services such as remittance
- Avid mobile users with interest to perform digital transactions/interactions

Embedded Solution

- Cashless, convenient payment
- Consumer financing for daily purchases
- Access to digital bank products
- Loyalty offers & promotions



Fintech solutions needed

Enabling financial inclusion of the underbanked merchant and consumer will drive enterprise commerce growth

Streamlining finance through digital solutions across Indonesian enterprises to merchants and consumers, or **B2B2X**

INVESTOR PRESENTATION July 2024 | Notes: Business value chain growth is facilitated by digital financial inclusion.

8

9 INVESTOR PRESENTATION July 2024 Pain Points Businesses in Indonesia face a four - fold challenge when accessing and integrating financial solutions 9 Difficult & expensive to obtain a FinTech license Lack of experience to build FinTech - grade tech with compliance, standards & security requirements Difficult to acquire Offline - to - Online ecosystem Time & cost to connect to digital ecosystems Companies (including traditional financial companies) need such services to build improved customer experiences Right Business Model

DigiAsia's Product Portfolio

Enterprise

Consumer



Fintech as a Service (FaaS)

- Bill Payments
- Supply Chain Payments
- Branchless Banking

Wallet as a Service (WaaS)

- E-wallets
- P2P Transfer
- Loyalty Cards
- Transportation Ticket/ Ride Payment

Banking as a Service (BaaS)

- Pre-Paid Cards
- Lending Marketplace
- Remittances

Licenses

All critical fintech licenses to operate solutions on behalf of clients

- E-Money
- Remittance
- P2P Lending
- LKD

Merchant network

Manage and expand merchants to increase the digital commerce distribution footprint for our clients

- Activation of merchants across Indonesia into cashless society
- Digital payment acceptance points
- Cash in/out acceptance points for remittance, account transactions and others
- Digital bank branch representation

Software platform

One powerful embedded finance platform to host and serve all client solutions. Integrates with clients' processes via APIs.

- White Label
- Cloud based
- Future advanced NVIDIA powered AI functionality

INVESTOR PRESENTATION July 2024 | Notes: Business value chain growth is facilitated by digital financial inclusion.

10

DIGIASIA BIOS

DigiAsia's Detailed Portfolio

Wide Product & License Portfolio

KASPRO — Payment & Loyalty

- P2P Transfer
- Transportation ticket/ ride payment
- Bills payment
- E-commerce payment
- Merchant QR payment
- Cash Management

KREDIT PRO — P2P Lending

- Micro Consumer Loan
- Working Capital Loan
- Invoice / PO Financing
- Shariah-compliant Loan

REMIT PRO — Remittance

- Domestic remittance
- Inbound international remittance
- Outbound international remittance

DIGIBOS — Agent Banking (LKD)

- Cash-In
- Cash-Out
- KYC
- Loans
- Send/Receive Funds

DIGI KAS BISNIS — Banking Platform

- Instant bank accounts
- Virtual Accounts
- Prepaid cards
- Corporate cards

INVESTOR PRESENTATION July 2024

11

DIGIASIA BIOS

Marquee Partners

Deep Strategic Partnerships

Key Partners are Catalysts for Organic Growth and Strategic Cross Border M&A

Entered new merchant agreements to provide core digital finance products

Growth capital investment to scale the digital universe of financial solutions with global partners across unpenetrated ASEAN markets

E-Money

Starbucks, Excelso, mastercard, Kereta Api, HOME CREDIT, maxim, nucash, AEON, Garuda Indonesia

Supply Chains

Unilever, Nestlé, Grosir.one, Coca-Cola, Semen Indonesia, Solusi Bangun Indonesia

Banking Platform

BANK INDEX, mastercard, Bank Sampoerna

Payment

PermataBank, mandiri, BPJS Ketenagakerjaan, goto, Jawa Barat, ISS, ASIA, ARTAJASA, BCA, Indomaret, Alfamart, BNI

Remittances

MoneyGram, mandiri syariah, ria, bukalapak, tokopedia, WESTERN UNION WU

Lending Platforms

DBS, mandiri tunas finance, CREDIT SAISON

ASEAN Markets

Average Financial Exclusion

~28%



INVESTOR PRESENTATION July 2024 | Notes: Business value chain growth is facilitated by digital financial inclusion.

12

INVESTOR PRESENTATION July 2024 BUSINESS USE CASES

Global Coffee Shop Chain In Indonesia

Partner: Starbucks

Services from DigiAsia:

- Consumer Wallet (L)
- Bank Switching (L)
- Card Management



WALLET Rp 500.000
Customer Using
"S" apps
Payment
Wallet Top-Up
ARTAJASA
COFFEE HOUSE
Payment
Physical Card
S SYSTEM

Partner Experience:

- Starbucks customer can top up wallet at coffeeshop or transfer from any Indonesian Bank
- Can have unique physical card linked to the apps and services for use at coffee shops
- Starbucks customer can only use wallet (apps/card) at S Stores (Closed Loop ecosystem)

INVESTOR PRESENTATION July 2024

14

DIGIASIA BIOS

FMCG Supply Chain Platform

Partner: Unilever via Grosir One

Services from DigiAsia:

- Locked Wallet for Suppliers (L)
- P2P Lending Interface (L)
- Bank Switching (L)



Lender
G1
G1 SYSTEM
Principal
ARTAJASA
Payment
Distributor
LOCKED WALLET
P2P WALLET
Payment
Outlet
SHOP

Partner Experience:

- Partner able to facilitate lenders to lend to the ecosystem (either distributor or stores) by profile of borrowers and/or by product
- The borrower is technically restricted to use the borrowed funds as it is in a locked wallet where use can be controlled

INVESTOR PRESENTATION July 2024

15

International Remittance Player

Partner: Western Union, MoneyGram, Ria Money

Services from DigiAsia:

- Outlet Ecosystem (L)
- Inbound Remittance (L)



SENDER
SENDER
Partner
Inbound Remittance
RECEIVER

Partner Experience:

- The international remittance partner receives walk in customer in foreign countries who want to send money to Indonesia
- The recipient goes to one DigiAsia's outlets and withdraws the money (cash) at the outlet

INVESTOR PRESENTATION July 2024 16

DIGIASIA BIOS

Consumer Wallet & QRIS (Payment/Issuer & Acquirer)

Partner: KAI, ISS, NuCash, HCI, AEON, UangMe, Akulaku

Services from DigiAsia:

- Consumer Wallet (L)
- QRIS Network (L)
- Top Up Channel



WALLET
RP 1.000.000
QR PAY
Scan For Payment
In-App Purchases
QRIS
QR Code Standar Pembayaran Nasional
QRIS NETWORK
± 3 million merchants
Transaction through Online / Offline Channels
Online Channel (eCommerce)
Top Up via VA Bank or Modern Channel
Cash-out via Modern Channel
Purchase of Digital Products & Utility Bill Payments
Modern Channel or Merchants

Partner Experience:

- Easier purchase transaction through many online & offline channel
- Customer can do top up via VA bank
- Customer can do in-app purchases with eMoney as Source of Funds (SoF)

INVESTOR PRESENTATION July 2024

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INVESTOR PRESENTATION July 2024 AI SOLUTIONS & USE CASES

Growth Drivers Top 5 Key Growth Drivers for AI in FinTech Fraud Detection & Risk Management Automation & Operational Efficiency Advanced Analytics & Business Intelligence Regulatory Compliance & Reporting Customer Personalization & Experience 19 INVESTOR PRESENTATION July 2024

AI Initiatives

AI Revolution in SEA and Middle East with Next Level Fintech Solutions



- Allocation to **Nvidia GPUs for AI Compute**
- Deploy advanced AI Fintech Enterprise Solutions in Emerging Markets **bundled with AI compute via GPUs, leveraging DigiAsia's Fintech Infrastructure**
- Significant Expansion of FaaS ecosystem and geographic reach**, tapping into the $300+ billion financial sector in SE Asia and Middle East**
- Catalyst to achieve **significant growth of top and bottom line** beginning in 1Q 2025

Intelligence and computational power to optimize enterprises' seamless commerce with merchants and consumers across the value chain

- Advanced **AML**
- Fraud Detection **& KYC**
- **Smart Dealer** Lending
- **Smart Branchless** Banking
- Automated **Customer Journeys**
- Deep Encryption of **Confidential Financials**

INVESTOR PRESENTATION July 2024

20

21 Investment Opportunity The AI Chip Market is expected to drive financial growth in 2024 with global investments and surging demand 1 - Statista, Jun 2024 | 2 - Grand View Research, Apr 2024 | 3 - Fortune Business Insights, Jun 2024 | 4 - Mizuho Securities, May 2024 | 5 - MSCI’s Asia Pacific Capital Trends Report, May 2024 | 6 - LSEG, May 2024 Global AI Chip Market The global AI chip market will gross $30 billion in 2024 , an increase of $7 billion from 2023. Over the next three years, the market revenue will more than double and hit $67 billion by 2027.¹ Global AI Adoption Global AI adoption by organizations is set to expand at a CAGR of 37.3% between 2023 and 2030 AI Chips in High Demand NVIDIA forecasts heightened demand for H200 AI GPUs through this quarter. Demand to outstrip supply for H200 AI GPUs 4 Growth in GPU as a Service The global GPU as a Service market size was valued at $3.23 billion in 2023 & is projected to grow from $4.31 billion in 2024 to $49.84 billion by 2032 3 AI - directed investments in Asia Acquisitions of Asia - Pacific data center assets totaled >USD1.6 bn 5 in Q1 2024. In 2023, data center deals hit a record high of $3.45 billion 6 INVESTOR PRESENTATION July 2024

INVESTOR PRESENTATION July 2024 FINANCIAL RESULTS

23 Delivering High Growth & Margin Company Moves Into Operational Profitability $100M Projected Revenue in FYE 2024 92% 6% 3% FaaS WaaS BaaS 90 + % Gross Margin 90% CAGR CAFR on TPV¹ $4.5B + TPV¹ as for FYE 2024 960K Total Merchants on platform Accelerated Path to Profitability in 2024 INVESTOR PRESENTATION July 2024 ¹ Total Payment Volume 23 $30.7 $42.5 $74.6 $100.7 - $16.0 - $7.0 $5.0 $1.0 2021A 2022A 2023E 2024E 49% CAGR Revenues EBITDA FaaS FaaS FaaS FaaS WaaS BaaS Revenue & EBITDA $ Millions $92 13% $5.6 78% $2.7 49% Segment Revenue & Margin $ Millions WaaS BaaS FaaS Operating Margin for the vertical Financial Results Driven

DIGIASIA BIOS
High Growth Infrastructure

Poised for Continued High Growth

2017 | **2018**

- **Founded** October 2017
- **Launched** as a B2C Consumer Wallet (PayPro)
- **Pivoted to B2B strategy** to target profitable multi sector growth (strategy validated during Covid)
- **First B2B contract** – Asian Games wallet (first 'non-cash' Asian Games)
- **Acquired remittances business** with approvals for both domestic and cross-border (REMIT PRO)

2019 | **2020**

- **P2P lending platform launched (KreditPro)**
- Grew the B2B business initially in Telco, F&B, FMCG as **KasPro**
- **Launched Digital Bank (KasProBank)** for high value transactions and test BaaS
- **MasterCard Strategic Investment**
- **Branchless Banking** - acquired agent bank license - SMEs as branches / ATMs (DIGIBOS)

2021 | **2022** | **2023** | **2024**

- **Key growth in Govt companies** – railways, airlines, pensions, health insurance companies etc
- **Launch of virtual cards (VCN)** through MasterCard partnership
- Prepaid card and **Syariah with Mastercard** as global partner
- **Acquired stake in Bank Index** to scale Banking-as-a-Service model
- **Acquired stake in Matchmove,** largest card issuance company in SEA
- **DigiConnect,** API Marketplace Development
- **NASDAQ,** API Marketplace Development
- **Rebranding DIGIKASBISNIS** Cash Management with real time tracking (DIGI KAS BISNIS)

FUTURE

Doubling Down On AI to Offer the Latest AI Powered Fintech

- Strategic Partners
- Geographic expansion (Southeast Asia and Ancillary regions)
- Acquiring bank licenses

INVESTOR PRESENTATION July 2024
24

INVESTOR PRESENTATION July 2024 Experienced Management Team With Deep Regional Leadership & Disciplined Finance Approach 25 Team of strategic operators with diverse experience that together can influence regulatory mandates Rich with financial product knowledge, expertise in IT / API infrastructure Broad relationships / collaboration with network of global brands and substantial merchant network Historical financial performance reflects disciplined, pragmatic operators with a long - term, value based strategy Seasoned operators in Southeast Asia / target geographic expansion regions Expertise, experience and affiliations with regulatory bodies – de - risked Technology and Engineering i ndustry experience M&A and corporate / public company experience Track record to advance the growth strategy: organic growth through market penetration, FAAS’ solution stickiness / saturation and demand, M&A Prashant Gokarn Co - Founder & Co - CEO Chief Strategy Officer & CFO Subir Lohani Co - Founder & Co - CEO Alexander Rusli

Investment Highlights INVESTOR PRESENTATION July 2024 26 Front Line Operator in the Structural Pivot in Indonesia to Finance as a Service Experienced Management Team with Deep Regional Leadership and Discipline Differentiated Finance as Service Business Model Global Strategic Partners Fuel Rapid Growth Expansive Ecosystem Creates Competitive Moat Attractive, Predictable Long - Term Revenue Growth and Margin Expansion

INVESTOR PRESENTATION July 2024 Key Terms and Definitions 27 FaaS – Finance as a Service WaaS – Wallet as a Service BaaS – Banking as a Service ASEAN – Association of Southeast Asian Nations MSME – Micro Small and Medium Enterprises Investor Relations Contact Shannon Devine/ Rory Rumore MZ North America FAAS@MZgroup.us